UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,921,613 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,921,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,921,613 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV AG & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,555 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,555

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,555 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,794 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,794

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,794 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV Entrepreneurs Fund A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,243 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,243

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,243 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 5 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo Ventures IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,994,650* (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,994,650*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,994,650* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 2,921,613 shares held Crescendo IV, L.P. (“Crescendo IV”), 54,794 shares held by Crescendo IV Entrepreneurs Fund L.P. (“IV EF”) and 18,243 shares held by Crescendo IV Entrepreneurs Fund A L.P. (“IV EFA”). The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

Page 6 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo German Investments IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,555* (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,555*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,555* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Shares are held by Crescendo IV AG & Co. Beteiligungs KG (“IV KG”). The Reporting Person is general partner of IV KG.

Page 7 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS R. David Spreng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		75,692*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,180,187** (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,255,897* **

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,255,897* ** (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.15%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 2,921,613 shares held Crescendo IV, 54,794 shares held by IV EF, 18,243 shares held by IV EFA and 185,555 by IV KG. Crescendo Ventures IV, LLC (“IV LLC”) is the general partner of Crescendo IV, IV EF and IV EFA. Crescendo German Investors IV, LLC (“German IV LLC”) is the general partner of IV KG. The Reporting Person is the managing partner of IV LLC and German IV LLC
**Includes 75,692 shares which may be acquired within 60 days of December 31, 2010 upon exercise of options.

Page 8 of 12 Pages

Item 1.
(a)	Name of Issuer
Compellent Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
7625 Smetana Lane Eden Prairie, MN 55344
Item 2.
(a)	Name of Person Filing

Crescendo Ventures IV, L.P. (“Crescendo IV”)
Crescendo IV AG & Co. Beteiligungs KG (“IV KG”)
Crescendo IV Entrepreneurs Fund, L.P. (“IV EF”)
Crescendo IV Entrepreneurs Fund A, L.P. (“IV EFA”)
Crescendo Ventures IV, LLC (“IV LLC”)
Crescendo German Investments IV, LLC (“German IV LLC”)
R. David Spreng

(b)	Address of Principal Business Office or, if none, Residence
600 Hansen Way Palo Alto, CA 94304
(c)	Citizenship
Entities:	Crescendo IV — Delaware IV KG — Germany IV EF — Delaware IV EFA — Delaware IV LLC — Delaware German IV LLC — Delaware

Individuals:	R. David Spreng — United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Page 9 of 12 Pages

Item 4.	Ownership
On December 12, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dell International L.L.C., a wholly-owned subsidiary of Dell Inc. (“Dell International”) and Dell Trinity Holdings Corp., a wholly-owned subsidiary of Dell International (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Dell International. In connection with the Merger Agreement, on December 12, 2010, Crescendo IV, IV KG, IV EF, and IV EFA entered into Voting and Support Agreements (the “Support Agreements”) with Dell International. Under the terms of the Support Agreements, each of the above stockholders, among other things, has agreed to vote, and has irrevocably appointed Dell International as its proxy to vote, all outstanding shares of the Issuer’s common stock held by such stockholder at any meeting of (or action by written consent taken by) stockholders of the Issuer (1) in favor of the Merger and the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (2) against any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Issuer under the Merger Agreement, and (3) against certain other transactions (other than the Merger), including, among others, (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries (other than the Merger), (ii) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) any sale, lease, license or other transfer of a material portion of the rights or assets of the Issuer or any of its subsidiaries outside the ordinary course of business, (iv) any change in a majority of the board of directors of the Issuer, or (v) any action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions or actions contemplated by the Merger Agreement or the Support Agreements. On January 31, 2011, the Support Agreements were amended to clarify that the stockholders’ obligations under the Support Agreements with respect to the Merger Agreement shall apply to the Merger Agreement as it has been or may be amended from time to time. As a result of the Support Agreements, each of Crescendo IV, IV KG, IV EF, and IV EFA will share voting power of its shares for the sole purposes set forth in the Support Agreements. A copy of the Form of Support Agreement is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 16, 2010. A copy of the Form of Amendment No. 1 to the Support Agreement is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

	Crescendo IV	IV KG	IV EF	IV EFA
(a) Beneficial Ownership	2,921,613	185,555	54,794	18,243
(b) Percentage of Class	9.13%	0.58%	0.17%	0.06%
(c) Sole Voting Power	-0-	-0-	-0-	-0-
Shared Voting Power	2,921,613	185,555	54,794	18,243
Sole Dispositive Power	2,921,613	185,555	54,794	18,243
Shared Dispositive Power	-0-	-0-		-0-

			R. David
	IV LLC(1)	German IV LLC(2)	Spreng(3)(4)
(a) Beneficial Ownership	2,994,650	185,555	3,255,897
(b) Percentage of Class	9.13%	0.58%	10.15%
(c) Sole Voting Power	-0-	-0-	75,692
Shared Voting Power	2,994,650	185,555	3,180,205
Sole Dispositive Power	2,994,650	185,555	3,255,897
Shared Dispositive Power	-0-	-0-	-0-

(1)	Includes 2,921,613 shares held by Crescendo IV, 54,794 shares held by IV EF and 18,243 shares held by IV EFA. The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

(2)	Shares are held by IV KG. The Reporting Person is general partner of IV KG.

(3)
Includes 2,921,613 shares held Crescendo IV, 54,794 shares held by IV EF, 18,243 shares held by IV EFA and 185,555 by IV KG. IV LLC is the general partner of Crescendo IV, IV EF and IV EFA. German IV LLC is the general partner of IV KG. The Reporting Person is the managing partner of IV LLC and German IV LLC.

(4)	Includes 75,692 shares which may be acquired within 60 days of December 31, 2010 upon exercise of options.

Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

Page 11 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 2011

CRESCENDO IV, L.P.		CRESCENDO IV AG & CO. BETEILIGUNGS KG

By:	Crescendo Ventures IV, LLC its general partner	By:	Crescendo German Investments IV, LLC its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO IV ENTREPRENEURS FUND, L.P.		CRESCENDO IV ENTREPRENEURS FUND A, L.P.

By:	Crescendo Ventures IV, LLC its general partner	By:	Crescendo Ventures IV, LLC its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO VENTURES IV, LLC		CRESCENDO GERMAN INVESTMENTS IV, LLC

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

/s/ R. David Spreng

R. David Spreng
EXHIBITS
A: Joint Filing Agreement

Page 12 of 12 Pages